Exhibit 21.1

Subsidiaries of Middleburg Financial Corporation

Name of Subsidiary	State of Organization
MFC Capital Trust II	Delaware
Middleburg Bank	Virginia
Middleburg Bank Service Corporation	Virginia
Southern Trust Mortgage, LLC	Virginia
Middleburg Investment Group, Inc.	Virginia
Middleburg Trust Company	Virginia